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KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

September 26, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:                             Forward Pharma A/S

Amendment No. 1 to Registration Statement on Form F-1

Filed September 12, 2014

File No. 333-198013

Ladies and Gentlemen:

Forward Pharma A/S (the “Registrant”) hereby provides the following information in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated September 23, 2014, with respect to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1, filed with the SEC on September 12, 2014 (the “Amendment No. 1”).

For your convenience, the number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.  Concurrently, the Registrant is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR.  Three copies of the Amendment No. 2 marked against the Amendment No. 1 are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Amendment No. 2.

Capitalization, page 59

1.              Please revise the presentation of this table to remove cash and cash equivalents, or alternatively clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

Response:  In response to the Staff’s comment, the Registrant has added an underline under the cash and cash equivalents amounts in the capitalization table.  The Registrant has also inserted a footnote disclosure clearly indicating that cash and cash equivalents are not part of its capitalization.  See page 60.

2.              Please tell us how you plan to account for the additional bonus share issuance to your Class B shareholders to compensate them for differences in distribution preferences as disclosed in the final bullet on page 100 and reference for us the authoritative literature you rely upon to support your anticipated accounting.  In addition, please tell us why you do not appear to identify this issuance as a transaction reflected in your pro forma capitalization table.

Response: The accounting for the bonus shares to be issued to the Class B shareholders represents a preferential share issuance of Class A shares that will be reflected within shareholders’ equity as a distribution to the Class B shareholders, at fair value, and as an adjustment to increase the loss available to holders of our ADSs by the fair value of the bonus shares when computing loss per ordinary share.  The starting point in determining the accounting for the bonus shares is the evaluation of the classification of the Class B shares under IAS 32.  Specifically, the Class B shares meet the definition of equity classification under paragraph 16 of IAS 32 as they do not create a contractual obligation for the Registrant to deliver or exchange cash or other financial assets to its Class B shareholders nor is there a share settlement provision.  Next, paragraph 35 of IAS 32 states that distributions to holders of an equity instrument shall be recognized by the entity directly in equity.  Accordingly, since the Class B shares are classified as equity, the fair value of the bonus shares is treated as a distribution that will be reflected within equity.  The Registrant will account for the issuance of the bonus shares in the financial period in which its initial public offering is consummated.  Finally, the guidance in paragraph 12 of IAS 33 provides that profit and loss shall be adjusted for preferential dividends.  The issuance of the bonus shares settles the preference dividend right attached to the Class B shares as negotiated between the holders of Class A shares and the holders of Class B shares.  The issuance of bonus shares does transfer resources to the holders of Class B shares from the holders of Class A shares, and accordingly, adjustment of the loss attributable to the holders of Class A shares in computation of the loss per share reflects the substance of the bonus share issuance.  Therefore, when computing the loss per ADS, the loss used as the numerator in computing per share amounts will be increased by the fair value of the bonus shares and the shares used for the denominator will include the weighted average effect of the bonus shares issued.

Regarding the pro forma capitalization table and the disclosure of the issuance of the bonus shares, the Registrant respectfully refers the Staff to pages 101 and 132 of the Amendment No. 2 where the mechanisms of the Framework Agreement are described, including the issuance of the bonus shares. Nonetheless, the Registrant agrees with the Staff’s view that its disclosure of pro forma adjustments could be improved. Therefore, the Registrant has revised the definition of the term “Share Conversion” set forth on page 11 to specifically refer to and include the issuance of the bonus shares as part thereof, based on which the pro forma adjustments described on page 60, as now revised, include the issuance of the bonus shares. See pages 11 and 60.

In addition, the Registrant has both (i) expanded the disclosure in footnote 1 on page 60 to describe the impact the bonus shares will have on the loss per share available to the holders of ADSs immediately following the offering, and (ii) added a new Risk Factor on page 47 to highlight such future loss per share for prospective investors in the ADSs being offered by the Registrant.

Notes to Consolidated Financial Statements

Note 1.1 Accounting Policies

Basis of preparation, page F-8

3.              We acknowledge your response to our previous comment 1 and your revised disclosure.  As indicated in that comment, we believe that reconciliations under paragraph 24 of IFRS 1 are required and therefore believe that a specific statement to the contrary is inappropriate.  As a result, please remove the last sentence in the third paragraph under the heading that begins “However, no reconciliation…,” otherwise please provide the complete tabular reconciliations required by paragraph 24 of IFRS 1.

Response: In response to the Staff’s comment, the Registrant has deleted the last sentence in the third paragraph under the heading that begins “However, no reconciliation....”  See page F-8.

Classification of Operating Expenses in the Income Statement, page F-11

4.              We acknowledge your response to our previous comment 4.  Please revise your policy disclosures for both Research and developments costs and General and administrative costs that makes a clear delineation that the costs related to the development and registration of your intellectual property rights that reside in any patent office or similar authority as part of its research and development costs while treating the costs incurred to enforce your intellectual property rights in the courts as general and administrative costs, as noted in your prior response dated August 8, 2014 to our prior comment 7 .

Response: In response to the Staff’s comment, the Registrant has revised its policy disclosures for Research and developments costs and General and administrative costs.  See pages F-10 and F-11.

*****

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;

•                                          the Staff’s comments or the changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	Forward Pharma A/S
Peder Møller Andersen

K&L Gates LLP
David B. Allen
David C. Lee

Dechert LLP
Wayne J. Rapozo